April 24, 2019

Via EDGAR Correspondence

Ms. Deborah O’Neal

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re: CLAYTON STREET TRUST (“Registrant”)

Registration Statement on Form N-1A (the “Registration Statement”)

1933 Act File No. 333-208542

1940 Act File No. 811-23121

Post-Effective Amendment No. 7

Dear Ms. O’Neal:

This letter responds to the comments to Post-Effective Amendment No. 7 to the Registrant’s registration statement on Form N-1A that were provided by telephone on April 12, 2019 by the staff of the Securities and Exchange Commission (the “Staff”) with respect to the Protective Life Dynamic Allocation Series – Conservative Portfolio (“Conservative Portfolio”), Protective Life Dynamic Allocation Series – Moderate Portfolio (“Moderate Portfolio”) and Protective Life Dynamic Allocation Series – Growth Portfolio (“Growth Portfolio” and, together with the Conservative Portfolio and Moderate Portfolio, the “Portfolios”). The Staff’s comments, as we understand them, and the Registrant’s responses are below.

Prospectus

1.

Staff Comment: At least one week prior to effectiveness of the registration statement update, please provide the Staff with completed fee tables, expense examples and performance information for each Portfolio as an attachment to the Registrant’s correspondence filing in response to the Staff’s comments provided herein.

Response: The Portfolios’ completed fee tables, expense examples and performance information are attached hereto, in Appendix A to this letter.

2.

Staff Comment: With respect to each Portfolio’s Principal Investment Strategies as presented in the summary prospectus, please consider whether this disclosure complies with the summarization requirements of Items 4(a) and (b)(1)(i) of Form N-1A (to summarize the disclosures required by the corresponding provisions in Item 9 of Form N-1A) or the “plain English” requirements of Rule 421(d) under the Securities Act of 1933, as amended (the

“Securities Act”).

Response: Although the Registrant believes that each Portfolio’s summary prospectus disclosure was in compliance with the requirements of Items 4(a) and (b)(1)(i) of Form N-1A and the “plain English” requirements of Rule 421(d) under the Securities Act, the Registrant has nonetheless revised the Item 4 Principal Investment Strategies disclosure for the Conservative Portfolio, Moderate Portfolio and Growth Portfolio as indicated in Appendices B, C and D to this letter, respectively. The Registrant has also revised the Item 9 Additional Investment Strategies and General Portfolio Policies disclosure for the Portfolios as indicated in Appendix E to this letter. (Additions underlined, deletions ~~stricken~~).

3.

Staff Comment: Please disclose in each Portfolio’s respective Principal Investment Strategies, the Portfolio’s strategy for management of credit quality and maturity for fixed income investments or exposure.

Response: In response to the Staff’s comment, the Registrant has:

a.

Revised the “Variable Short-Duration Allocation” section of the Item 4 Principal Investment Strategies disclosure as indicated below and as also provided in Appendices B, C, D and E to this letter. (Additions underlined, deletions ~~stricken~~).

Variable Short-Duration Allocation

The Portfolio’s Variable Short-Duration ~~a~~Allocation ~~to cash, money market instruments (eligible securities as defined by Rule 2a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”)) and short-duration affiliated and unaffiliated underlying ETFs~~ may be as low as 0% or as high as 50% of its assets, depending on prevailing market conditions and the weekly results of the Allocation Adjustment Program. Under normal circumstances, the Portfolio expects the Variable Short-Duration Allocation to be comprised of or provide exposure to securities with varying maturities and an average duration of 2 years or less. ~~The Portfolio’s allocation to~~ Permissible short-duration investments ~~may~~ include cash, money market instruments (eligible securities, as defined by Rule 2a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”)) determined by Janus Capital to present minimal credit risk, affiliated or unaffiliated money market funds and/or investments in affiliated and unaffiliated underlying ETFs that invest in a portfolio of fixed-income instruments across a broad range of sectors and geographies while maintaining a short-duration portfolio. These underlying ETFs primarily invest in investment grade debt securities including, ~~types of investments in which these underlying ETFs may invest include,~~ among others, ~~debt securities (including high yield bonds);~~ short-term instruments, such as commercial paper and repurchase agreements, mortgage-backed securities, asset-backed securities including collateralized debt obligations, and derivatives. The underlying ETFs may also invest in high yield (or “junk”) bonds. The Portfolio’s short-duration investments may include securities of U.S. and foreign public- and private-sector issuers.

b.	Revised the “Static Fixed-Income” section of the Item 9 Additional Investment Strategies and General Portfolio Policies disclosure to include the following as the new third and final sentence in the paragraph:

The credit quality of the Portfolios’ Static-Fixed Income Allocation will generally reflect the average credit quality of the underlying ETFs providing the fixed-income exposure.

4.

Staff Comment: In each Portfolio’s respective Principal Investment Strategies, please consider including a definition of what constitutes “short duration” for the purposes of the Portfolio’s “Variable Short-Duration Allocation.”

Response: In response to the Staff’s comment, the Registrant has revised the “Variable Short-Duration Allocation” section of the Principal Investment Strategies as discussed in the Registrant’s response “a.” to Staff Comment No. 3, above, and as separately reflected in Appendices B, C, D and E to this letter.

5.	Staff Comment: In the “Variable Short-Duration Allocation” section of each Portfolio’s Principal Investment Strategies, please clarify that high yield bonds are also known as “junk” bonds.

Response: The Registrant has made the change, as requested.

Statement of Additional Information

1.

Staff Comment: In the “Investment Policies and Restrictions Applicable to All Portfolios” section, please consider disclosing that the Portfolios will consider the underlying holdings of the investment companies in which they invest, for purposes of determining compliance with the Portfolios’ fundamental concentration policy.

Response: The Registrant acknowledges the comment, but respectfully declines to amend its disclosure at this time. Supplementally, the Registrant confirms that, where sufficient information is reasonably available, it will endeavor to evaluate the types of securities in which underlying investment companies invest to determine whether the Portfolios are in compliance with the fundamental investment policy relating to concentration of assets.

Please call me at (303) 336-5065 with any questions or comments.

Respectfully,

/s/ James D. Kerr

James D. Kerr

Assistant Secretary

Enclosures (via EDGAR only)

cc:

Byron Hittle, Esq.

Eric Purple, Esq.

Appendix A

Fee Table, Expense Example & Performance Information

1.	Protective Life Dynamic Allocation Series – Conservative Portfolio

FEES AND EXPENSES OF THE PORTFOLIO

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Portfolio. Owners of variable annuity contracts that invest in Shares of the Portfolio should refer to the variable annuity contract prospectus for a description of fees and expenses, as the following table and examples do not reflect deductions at the separate account level or contract level for any charges that may be incurred under a contract. Inclusion of these charges would increase the fees and expenses described below.

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.40%
Distribution/Service (12b-1) Fees	0.25%
Other Expenses	0.59%
Acquired Fund(1) Fees and Expenses	0.11%
Total Annual Fund Operating Expenses(2)(3)	1.35%
Fee Waiver(2)(3)	-0.45%
Total Annual Fund Operating Expenses After Fee Waiver(2)(3)	0.90%
(1)

“Acquired Fund” refers to any underlying fund (including, but not limited to, exchange-traded funds) in which the Portfolio invests or has invested during the period. Acquired fund fees and expenses are indirect expenses the Portfolio incurs as a result of investing in shares of an underlying fund. The Portfolio’s “Total Annual Fund Operating Expenses” may not correlate to the “ratio of gross expenses to average net assets” presented in the Financial Highlights table because that ratio includes only the direct operating expenses incurred by the Portfolio, not the indirect costs of investing in Acquired Funds.

(2)

Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse Portfolio expenses to the extent that the Portfolio’s total annual fund operating expenses (excluding the distribution and shareholder servicing fees, administrative services fees payable pursuant to the Transfer Agency Agreement, brokerage commissions, interest, dividends, taxes, and extraordinary expenses) exceed 0.55% until at least May 1, 2020. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. Janus Capital may recover from the Portfolio fees and expenses previously waived or reimbursed during the period beginning with the Portfolio’s commencement of operations and expiring on the third anniversary of the commencement of operations (April 7, 2019). Janus Capital may elect to recoup such amounts only if: (i) recoupment is obtained within three years from the date an amount is waived or reimbursed to the Portfolio, and (ii) the Portfolio’s expense ratio at the time of recoupment, inclusive of the recoupment amounts, does not exceed the expense limit at the time of waiver or at the time of recoupment.

(3)

Janus Capital has contractually agreed to waive and/or reimburse a portion of the Portfolio’s management fee in an amount equal to the management fee it earns as an investment adviser to any of the affiliated funds in which the Portfolio invests. The fee waiver agreement will remain in effect through May 1, 2020. Janus Capital may not recover these previously waived or reimbursed amounts. The fee waiver agreement may be modified or terminated prior to this date only at the discretion of the Board of Trustees. Please see “Management Expenses” for additional information.

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses (including the operating expenses of the underlying funds) without waivers (and recoupment) remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$137	$428	$739	$1,624

PERFORMANCE INFORMATION

The following information provides some indication of the risks of investing in the Portfolio by showing how the Portfolio’s performance has varied over time. The bar chart depicts performance for the Portfolio’s last two calendar years. The table compares the Portfolio’s average annual returns for the periods indicated to a broad-based securities market index and a style specific index. The indices are not available for direct investment. All figures assume reinvestment of dividends and distributions.

The Portfolio’s past performance does not necessarily indicate how it will perform in the future. Updated performance information is available at https://en-us.janushenderson.com/clayton-street-trust or by calling 1-800-668-0434.

Protective Life Dynamic Allocation Series – Conservative Portfolio

Annual Total Returns (calendar year-end)

Best Quarter: 1st Quarter 2017 3.70% Worst Quarter: 4th Quarter 2018 -4.24%
Average Annual Total Returns (periods ended 12/31/18)
	1 Year	Since Inception 4/7/2016
Protective Life Dynamic Allocation Series – Conservative Portfolio
Protective Life Dynamic Allocation Series – Conservative Portfolio	-1.99%	4.64%
MSCI All Country World IndexSM (reflects no deduction for expenses, fees or taxes, except foreign withholding taxes)	-9.42%	7.85%
Protective Life Conservative Allocation Index (reflects no deduction for expenses, fees or taxes)	-4.57%	4.49%

The Portfolio’s primary benchmark index is the MSCI All Country World IndexSM. The Portfolio’s secondary benchmark index is the Protective Life Conservative Allocation Index. The indices are described below.

•

The MSCI All Country World IndexSM is an unmanaged, free float-adjusted, market capitalization weighted index composed of stock companies located in countries throughout the world. It is designed to measure equity market performance in global developed and emerging markets. The index includes reinvestment of dividends, net of foreign withholding taxes.

•

The Protective Life Conservative Allocation Index is an internally-calculated, hypothetical combination of total returns from the MSCI All Country World IndexSM (50%) and the Bloomberg Barclays U.S. Aggregate Bond Index (50%). The Bloomberg Barclays U.S. Aggregate Bond Index is a broad-based measure of the U.S. investment grade fixed-rate debt market.

2.	Protective Life Dynamic Allocation Series – Moderate Portfolio

FEES AND EXPENSES OF THE PORTFOLIO

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Portfolio. Owners of variable annuity contracts that invest in Shares of the Portfolio should refer to the variable annuity contract prospectus for a description of fees and expenses, as the following table and examples do not reflect deductions at the separate account level or contract level for any charges that may be incurred under a contract. Inclusion of these charges would increase the fees and expenses described below.

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.40%
Distribution/Service (12b-1) Fees	0.25%
Other Expenses	0.34%
Acquired Fund(1) Fees and Expenses	0.13%
Total Annual Fund Operating Expenses(2)(3)	1.12%
Fee Waiver(2)(3)	-0.22%
Total Annual Fund Operating Expenses After Fee Waiver(2)(3)	0.90%
(1)

“Acquired Fund” refers to any underlying fund (including, but not limited to, exchange-traded funds) in which the Portfolio invests or has invested during the period. Acquired fund fees and expenses are indirect expenses the Portfolio incurs as a result of investing in shares of an underlying fund. The Portfolio’s “Total Annual Fund Operating Expenses” may not correlate to the “ratio of gross expenses to average net assets” presented in the Financial Highlights table because that ratio includes only the direct operating expenses incurred by the Portfolio, not the indirect costs of investing in Acquired Funds.

(2)

Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse Portfolio expenses to the extent that the Portfolio’s total annual fund operating expenses (excluding the distribution and shareholder servicing fees, administrative services fees payable pursuant to the Transfer Agency Agreement, brokerage commissions, interest, dividends, taxes, and extraordinary expenses) exceed 0.55% until at least May 1, 2020. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. Janus Capital may recover from the Portfolio fees and expenses previously waived or reimbursed during the period beginning with the Portfolio’s commencement of operations and expiring on the third anniversary of the commencement of operations (April 7, 2019). Janus Capital may elect to recoup such amounts only if: (i) recoupment is obtained within three years from the date an amount is waived or reimbursed to the Portfolio, and (ii) the Portfolio’s expense ratio at the time of recoupment, inclusive of the recoupment amounts, does not exceed the expense limit at the time of waiver or at the time of recoupment.

(3)

Janus Capital has contractually agreed to waive and/or reimburse a portion of the Portfolio’s management fee in an amount equal to the management fee it earns as an investment adviser to any of the affiliated funds in which the Portfolio invests. The fee waiver agreement will remain in effect through May 1, 2020. Janus Capital may not recover these previously waived or reimbursed amounts. The fee waiver agreement may be modified or terminated prior to this date only at the discretion of the Board of Trustees. Please see “Management Expenses” for additional information.

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses (including the operating expenses of the underlying funds) without waivers (and recoupment) remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$114	$356	$617	$1,363

PERFORMANCE INFORMATION

The following information provides some indication of the risks of investing in the Portfolio by showing how the Portfolio’s performance has varied over time. The bar chart depicts performance for the Portfolio’s last two calendar years. The table compares the Portfolio’s average annual returns for the periods indicated to a broad-based securities market index and a style specific index. The indices are not available for direct investment. All figures assume reinvestment of dividends and distributions.

The Portfolio’s past performance does not necessarily indicate how it will perform in the future. Updated performance information is available at https://en-us.janushenderson.com/clayton-street-trust or by calling 1-800-668-0434.

Protective Life Dynamic Allocation Series – Moderate Portfolio

Annual Total Returns (calendar year-end)

Best Quarter: 1st Quarter 2017 4.60% Worst Quarter: 4th Quarter 2018 -5.92%

Average Annual Total Returns (periods ended 12/31/18)
	1 Year	Since Inception 4/7/2016
Protective Life Dynamic Allocation Series – Moderate Portfolio
Protective Life Dynamic Allocation Series – Moderate Portfolio	-2.37%	6.08%
MSCI All Country World IndexSM (reflects no deduction for expenses, fees or taxes, except foreign withholding taxes)	-9.42%	7.85%
Protective Life Moderate Allocation Index (reflects no deduction for expenses, fees or taxes)	-6.00%	5.52%

The Portfolio’s primary benchmark index is the MSCI All Country World IndexSM. The Portfolio’s secondary benchmark index is the Protective Life Moderate Allocation Index. The indices are described below.

•

The MSCI All Country World IndexSM is an unmanaged, free float-adjusted, market capitalization weighted index composed of stock companies located in countries throughout the world. It is designed to measure equity market performance in global developed and emerging markets. The index includes reinvestment of dividends, net of foreign withholding taxes.

•

The Protective Life Moderate Allocation Index is made is an internally-calculated, hypothetical combination of total returns from the MSCI All Country World IndexSM (65%) and the Bloomberg Barclays U.S. Aggregate Bond Index (35%). The Bloomberg Barclays U.S. Aggregate Bond Index is a broad-based measure of the U.S. investment grade fixed-rate debt market.

3.	Protective Life Dynamic Allocation Series – Growth Portfolio

FEES AND EXPENSES OF THE PORTFOLIO

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Portfolio. Owners of variable annuity contracts that invest in Shares of the Portfolio should refer to the variable annuity contract prospectus for a description of fees and expenses, as the following table and examples do not reflect deductions at the separate account level or contract level for any charges that may be incurred under a contract. Inclusion of these charges would increase the fees and expenses described below.

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.40%
Distribution/Service (12b-1) Fees	0.25%
Other Expenses	0.41%
Acquired Fund(1) Fees and Expenses	0.17%
Total Annual Fund Operating Expenses(2)(3)	1.23%
Fee Waiver(2)(3)	-0.33%
Total Annual Fund Operating Expenses After Fee Waiver(2)(3)	0.90%
(1)

“Acquired Fund” refers to any underlying fund (including, but not limited to, exchange-traded funds) in which the Portfolio invests or has invested during the period. Acquired fund fees and expenses are indirect expenses the Portfolio incurs as a result of investing in shares of an underlying fund. The Portfolio’s “Total Annual Fund Operating Expenses” may not correlate to the “ratio of gross expenses to average net assets” presented in the Financial Highlights table because that ratio includes only the direct operating expenses incurred by the Portfolio, not the indirect costs of investing in Acquired Funds.

(2)

Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse Portfolio expenses to the extent that the Portfolio’s total annual fund operating expenses (excluding the distribution and shareholder servicing fees, administrative services fees payable pursuant to the Transfer Agency Agreement, brokerage commissions, interest, dividends, taxes, and extraordinary expenses) exceed 0.55% until at least May 1, 2020. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. Janus Capital may recover from the Portfolio fees and expenses previously waived or reimbursed during the period beginning with the Portfolio’s commencement of operations and expiring on the third anniversary of the commencement of operations (April 7, 2019). Janus Capital may elect to recoup such amounts only if: (i) recoupment is obtained within three years from the date an amount is waived or reimbursed to the Portfolio, and (ii) the Portfolio’s expense ratio at the time of recoupment, inclusive of the recoupment amounts, does not exceed the expense limit at the time of waiver or at the time of recoupment.

(3)

Janus Capital has contractually agreed to waive and/or reimburse a portion of the Portfolio’s management fee in an amount equal to the management fee it earns as an investment adviser to any of the affiliated funds in which the Portfolio invests. The fee waiver agreement will remain in effect through May 1, 2020. Janus Capital may not recover these previously waived or reimbursed amounts. The fee waiver agreement may be modified or terminated prior to this date only at the discretion of the Board of Trustees. Please see “Management Expenses” for additional information.

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses (including the operating expenses of the underlying funds) without waivers (and recoupment) remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$125	$390	$676	$1,489

PERFORMANCE INFORMATION

The following information provides some indication of the risks of investing in the Portfolio by showing how the Portfolio’s performance has varied over time. The bar chart depicts performance for the Portfolio’s last two calendar years. The table compares the Portfolio’s average annual returns for the periods indicated to a broad-based securities market index. The indices are not available for direct investment. All figures assume reinvestment of dividends and distributions.

The Portfolio’s past performance does not necessarily indicate how it will perform in the future. Updated performance information is available at https://en-us.janushenderson.com/clayton-street-trust or by calling 1-800-668-0434.

Protective Life Dynamic Allocation Series – Growth Portfolio

Annual Total Returns (calendar year-end)

Best Quarter: 1st Quarter 2017 6.81% Worst Quarter: 4th Quarter 2018 -10.03%

Average Annual Total Returns (periods ended 12/31/18)
	1 Year	Since Inception 4/7/2016
Protective Life Dynamic Allocation Series – Growth Portfolio
Protective Life Dynamic Allocation Series – Growth Portfolio	-3.65%	9.09%
MSCI All Country World IndexSM (reflects no deduction for expenses, fees or taxes, except foreign withholding taxes)	-9.42%	7.85%

The Portfolio’s primary benchmark index is the MSCI All Country World IndexSM. The index is described below.

•

The MSCI All Country World IndexSM is an unmanaged, free float-adjusted, market capitalization weighted index composed of stock companies located in countries throughout the world. It is designed to measure equity market performance in global developed and emerging markets. The index includes reinvestment of dividends, net of foreign withholding taxes.

APPENDIX B

Revised Item 4 Disclosure: Protective Life Dynamic Allocation Series – Conservative Portfolio

PRINCIPAL INVESTMENT STRATEGIES

The Portfolio seeks to achieve its investment objective by investing in a dynamic portfolio of exchange-traded funds (“ETFs”) (also referred to in this Prospectus as “underlying ETFs” or “underlying funds”) across seven different equity asset classes, as well as intermediate- and long-duration fixed-income investments (the “Static Fixed-Income Allocation”), and an allocation to short-duration investments (the “Variable Short-Duration Allocation”), which can include cash, money market instruments and short-duration affiliated and unaffiliated underlying ETFs (“short-duration investments”). The equity asset classes and the Variable Short-Duration Allocation are adjusted weekly based on market conditions pursuant to a proprietary, quantitative-based allocation program (the “Allocation Adjustment Program”). Over the long term, and when fully invested, the Portfolio seeks to maintain an asset allocation of approximately 50% global equity investments and 50% intermediate- and long-duration fixed-income investments. ~~The Portfolio seeks to mitigate market risk by adjusting the allocation of equity assets between market exposure and short-duration investments, based on historical market indicators.~~

The Allocation Adjustment Program

The Allocation Adjustment Program, a proprietary methodology co-developed by Janus Capital and Protective Life, allocates the Portfolio’s assets on a weekly basis among seven different equity asset classes, as well as the Variable Short-Duration Allocation, based on historical market indicators. ~~The Portfolio’s Static Fixed-Income Allocation is expected to remain constant over time, subject to market movements.~~

The Portfolio’s asset allocation is intended to diversify investments throughout the world among equity investments and intermediate- and long-duration fixed-income investments, and mitigate market risk by adjusting equity investments between market exposure and short-duration investments. The portfolio managers oversee the Allocation Adjustment Program and are responsible for the day-to-day management of the Portfolio. Within the parameters of each asset class’ allocation relative to the Portfolio’s total assets, and the target allocation ranges within each asset class, the portfolio managers review the allocation of Portfolio assets in the underlying ETFs and may, without shareholder notice, cease investing in one or more underlying ETFs, modify the underlying ETFs’ weightings or add or substitute other underlying ETFs that provide similar investment exposure, to emphasize and mitigate risk exposures that may arise as a result of the implementation of the allocations.

~~Equity and Variable Short-Duration Allocations. The equity and Variable Short-Duration allocations are adjusted weekly, as needed, based on historical market indicators (the 252-day moving average for each equity class, as discussed further below), subject to the respective asset class’ allocation. Accordingly, in any given week, each equity asset class component will represent the combined allocation to such equity investments plus short-duration investments, if any. Within each equity asset class, the amount invested by the Portfolio to gain or maintain market exposure versus the amount to be held in short-duration investments depends on the market indicator as established by the Allocation Adjustment Program.~~

Static Fixed-Income Allocation~~.~~

The Static Fixed-Income Allocation is expected to remain constant over time, subject to market movement, and will be rebalanced to its target allocation on a quarterly basis. The Portfolio will generally obtain intermediate- and long-

duration fixed-income exposure by investing in unaffiliated ETFs that provide broad exposure to the total U.S. investment-grade bond market.

~~Market Indicators. The Allocation Adjustment Program compares the current valuation of an equity asset class compared to its 252-day moving average. If the current valuation of a given equity asset class is more than 2% below its 252-day moving average, the Allocation Adjustment Program signals the portfolio managers to move to the next lower target allocation, down to a minimum of 0%. If the valuation of a given equity asset class is between 98% and 100% of its 252-day moving average, the Allocation Adjustment Program will signal no change. If the current valuation of a given equity asset class is above its 252-day moving average by any amount, the Allocation Adjustment Program signals the portfolio managers to move to the next higher target allocation, up to the maximum target allocation for that equity class.~~

~~Trading Increments. The Allocation Adjustment Program allows for five different target allocations within each equity asset class: 0%, 25%, 50%, 75%, and 100%. The target reflects the desired allocation to equity, with the remainder held in short-duration investments. The target allocation for each of the equity asset classes at the outset is 100%.~~

~~As an example of how the Allocation Adjustment Program works, assume the target allocation is 100% for the U.S. Large Cap Equity asset class, and 20% of the Portfolio’s assets are invested in underlying ETFs that comprise the U.S. Large Cap Equity asset class. If the following week, the U.S. Large Cap Equity asset class is valued 5% below its 252-day moving average, the Allocation Adjustment Program will signal the portfolio managers to move to the next lower target allocation (75%) for this asset class. If, as a result of market movement, the asset class now represents 18% of the Portfolio’s assets, the Portfolio’s assets invested in the underlying ETFs that comprise the U.S. Large Cap Equity asset class will be reduced to a target of 13.5% of the Portfolio’s assets, with the remaining target of 4.5% held in short-duration investments. If in the third week, the performance of the U.S. Large Cap Equity class is flat, but its valuation remains more than 2% below its 252-trading average, the Allocation Adjustment Program will signal to the portfolio managers to move to the next lower target allocation (50%). If, as a result of market movement, the asset class now represents 16% of the Portfolio’s assets, the Portfolio’s assets invested in the underlying ETFs that comprise the U.S. Large Cap Equity asset class will be further reduced to a target of 8% of the Portfolio’s assets, with the remaining target of 8% held in short-duration investments.~~

~~The table below shows, for each asset class, the class’ target allocation within the Portfolio, the approximate range of potential market exposure within the asset class, and the approximate trading increment upon a trade signal. Each figure is shown as a percentage of the Portfolio’s total assets.~~

~~Conservative Portfolio~~
~~Asset Class~~	~~Asset Class Target Allocation Within the Portfolio(1)~~	~~Approximate Range of Market Exposure Within the Asset Class~~	~~Approximate Trading Increment(2)~~
~~U.S. Large Cap Equity~~	~~20.00%~~	~~0%-20.00%~~	~~5.00%~~
~~U.S. Small Cap Equity~~	~~7.50%~~	~~0%-7.50%~~	~~1.88%~~
~~U.S. High Growth Equity~~	~~7.50%~~	~~0%-7.50%~~	~~1.88%~~
~~U.K. Equity~~	~~5.00%~~	~~0%-5.00%~~	~~1.25%~~
~~European Equity~~	~~5.00%~~	~~0%-5.00%~~	~~1.25%~~
~~Japan Equity~~	~~2.50%~~	~~0%-2.50%~~	~~0.63%~~
~~Asia Equity, ex-Japan~~	~~2.50%~~	~~0%-2.50%~~	~~0.63%~~
~~Global Equity Total~~	~~50.00%~~	~~0%-50.00%~~	~~N/A~~
~~Intermediate- and Long-Duration Fixed-Income Investments~~	~~50.00%~~	~~50.00%~~	~~N/A~~
~~Short-Duration Fixed-Income Investments~~	~~N/A~~	~~0%-50.00%~~	~~N/A~~

~~(1)~~	~~Represents the target allocation to the respective asset class as a percentage of the Portfolio’s total assets plus, with respect to the equity classes, the remainder, if any, held in short-duration investments.~~
~~(2)~~	~~Represents the approximate trading increment response to an Allocation Adjustment Program signal, as a percentage of the Portfolio’s total assets, to be reallocated from one target allocation to the next.~~

At no time will an individual asset class exposure be less than zero (i.e., no short exposure), and generally an asset class exposure will not be greater than its maximum target allocation, except due to market movements between periodic rebalancing of the Portfolio. To the extent market movements between periodic rebalancing of the Portfolio results in an asset class exposure in excess of its maximum target allocation, the Portfolio will continue to buy and sell assets reflecting the Portfolio’s current composition as it manages purchase and redemption orders for the Portfolio, and when it implements trades directed by the weekly Allocation Adjustment Program.

The portfolio managers may change the Portfolio’s allocations among the asset classes without shareholder notice, unless Janus Capital determines it would be a material change to the Portfolio’s investment strategy, in which case shareholders would receive advance notice.

The Underlying Funds

The Portfolio will obtain the desired market exposure by investing primarily in unaffiliated ETFs that seek to track the performance of one or more broad-based indices, using a passive investment strategy. Because it invests primarily in ETFs, the Portfolio is considered a “fund of funds.” The Portfolio will normally allocate its investments to underlying ETFs to diversify investments throughout the world and provide varying exposure to large-, mid-, or small-capitalization companies, U.S. based and non-U.S. based companies (including those with exposure to emerging markets), bonds (including U.S. Treasury, government-related, and corporate), mortgage-backed pass-through securities, commercial mortgage-backed securities, and asset-backed securities. As noted above, the Portfolio may invest in short-duration affiliated and unaffiliated underlying ETFs within its Variable Short-Duration Allocation to seek to mitigate market risk associated with its equity allocation.

The table below shows, for each asset class, the ETFs in which the Portfolio, as of the date of this Prospectus, expects to invest. The portfolio managers may choose in their sole discretion, without shareholder notice, to remove, add or substitute other ETFs that provide similar investment exposure in order to obtain the desired market exposure, to further diversify and/or mitigate risk for the Portfolio, or for other reasons, including the liquidity of one or more of the ETFs.

Asset Class		Potential Underlying Funds+
Global Equity Investments (Stocks)	Asset Class Target Allocation Within the Portfolio(1)	Exchange-Traded Funds	Ticker
U.S. Large Cap Equity	20.00%	SPDR® S&P 500® ETF iShares® Core S&P 500 ETF* Vanguard S&P 500 ETF	SPY IVV VOO
U.S. Small Cap Equity	7.50%	iShares® Russell 2000 ETF* iShares® Core S&P Small-Cap ETF*	IWM IJR
U.S. High Growth Equity	7.50%	Invesco QQQ TrustSM, Series 1	QQQ
U.K. Equity	5.00%	iShares® MSCI United Kingdom ETF* Franklin FTSE United Kingdom ETF	EWU FLGB
European Equity	5.00%	SPDR® Euro Stoxx 50® ETF Vanguard FTSE Europe ETF JPMorgan BetaBuilders Europe ETF Franklin FTSE Europe ETF	FEZ VGK BBEU FLEE
Japan Equity	2.50%	iShares® MSCI Japan ETF* Franklin FTSE Japan ETF JPMorgan BetaBuilders Japan ETF	EWJ FLJP BBJP
Asia Equity, ex-Japan	2.50%	iShares® MSCI All Country Asia ex-Japan ETF* Franklin FTSE Asia ex Japan ETF JPMorgan BetaBuilders Asia ex-Japan ETF	AAXJ FLAX BBAX
Intermediate- and Long-Duration Fixed-Income Investments (Bonds)	50.00%	iShares® Core U.S. Aggregate Bond ETF* Vanguard Total Bond Market ETF	AGG BND
Short-Duration Fixed-Income Investments	N/A	Janus Henderson Short-Duration Income ETF PIMCO Enhanced Short Maturity Active ETF Invesco Ultra Short-Duration ~~Portfolio~~ETF	VNLA MINT GSY

(1)	Represents the target allocation to the respective asset class as a percentage of the Portfolio’s total assets plus, with respect to the equity classes, the remainder, if any, held in short-duration investments.
*	iShares® is a registered trademark of BlackRock (BlackRock, Inc. and its subsidiaries).
+	The investment advisers, sponsors and distributors of the Underlying Funds, and the Underlying Funds themselves, do not make any representations regarding the advisability of investing in any of the Underlying Funds.

Refer to Appendix A in this Prospectus for a brief description of the investment objective and strategies of each of the potential underlying ETFs in which the Portfolio, as of the date of this Prospectus, expects to invest.

As a result of its investments in the underlying ETFs, the Portfolio will have exposure to foreign markets, including emerging markets (which include, but are not limited to, Asia, China, Europe, India, Japan, North America, and South Korea) and various economic sectors (which include, but are not limited to, consumer discretionary, consumer staples, energy, financials, healthcare, industrials, and information technology). Please refer to “Principal Investment Risks – Main Risks Associated with the Underlying Funds and Securities” and “Additional Information About the Portfolios – Risks of the Portfolios – Risks Associated with the Underlying Funds and Securities” in this Prospectus for more detail.

Variable Short-Duration Allocation

The Portfolio’s Variable Short-Duration ~~a~~Allocation ~~to cash, money market instruments (eligible securities as defined by Rule 2a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”)) and short-duration affiliated and unaffiliated underlying ETFs~~ may be as low as 0% or as high as 50% of its assets, depending on prevailing market conditions and the weekly results of the Allocation Adjustment Program. Under normal circumstances, the Portfolio expects the Variable Short -Duration Allocation to be comprised of or provide exposure to securities with varying maturities and an average duration of 2 years or less. Permissible ~~The Portfolio’s allocation to~~ short-duration investments ~~may~~ include cash, money market instruments (eligible securities, as defined by Rule 2a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”)) determined by Janus Capital to present minimal credit risk, affiliated or unaffiliated money market funds and/or investments in affiliated and unaffiliated underlying ETFs that invest in a portfolio of fixed-income instruments across a broad range of sectors and geographies while maintaining a short-duration portfolio. These underlying ETFs primarily invest in investment grade debt securities including, ~~types of investments in which these underlying ETFs may invest include,~~ among others, ~~debt securities (including high yield bonds);~~ short-term instruments, such as commercial paper and repurchase agreements,~~;~~ mortgage-backed securities,~~;~~ asset-backed securities, including collateralized debt obligations,~~;~~ and derivatives. The underlying ETFs may also invest in high yield (or “junk”) bonds. The Portfolio’s short-duration investments may include securities of U.S. and foreign public- and private-sector issuers.

~~Securities that the Portfolio may invest in as a means of receiving a return on the portion of the Portfolio’s assets allocated to short-duration investments include high-quality debt obligations and obligations of financial institutions. Debt obligations may include commercial paper, notes, bonds, and floating interest rate securities. Obligations of financial institutions include certificates of deposit and time deposits. The Portfolio may also invest in repurchase agreements, including those secured by U.S. Treasuries, or other instruments issued or guaranteed by U.S. Government agencies. Some government agencies are backed by the full faith and credit of the United States and as such are supported by the issuer’s ability to borrow from the United States Treasury, others are supported only by the credit of the issuer, and some are supported by the United States in some other way. With respect to money market instruments, the Portfolio will:~~

~~•~~	~~acquire only short-term money market instruments that present minimal credit risks, as determined by Janus Capital; and~~

~~•~~	~~acquire only U.S. dollar-denominated instruments that have a remaining maturity of 397 calendar days or less (as calculated pursuant to Rule 2a-7 under the 1940 Act).~~

~~The Portfolio may also invest in affiliated or unaffiliated money market funds that invest in the instruments described above.~~

The Portfolio may also invest its cash in a cash sweep program, an arrangement in which the Portfolio’s uninvested cash balance is used to purchase shares of affiliated or non-affiliated money market funds or cash management pooled investment vehicles at the end of each day. ~~To the extent the Portfolio invests through a sweep program, it is subject to the risks of the account or fund into which it is investing, including liquidity issues that may delay the Portfolio from accessing its cash.~~

The Portfolio Managers’ selection of investments for the Variable Short-Duration Allocation among short-duration affiliated ETFs, short-duration unaffiliated ETFs, money market instruments and cash may be based on a variety of factors, including prevailing market conditions, to seek to enhance total return and managing risk.

~~When market indicators from the Allocation Adjustment Program dictate a more defensive position, the resulting allocations may result in the Portfolio holding a substantial portion of its assets in short-duration investments for a prolonged period. In that case, the Portfolio may not achieve its investment objective.~~

~~Due to the nature of the Allocation Adjustment Program, the Portfolio may have higher portfolio turnover compared to other funds of funds. Increased portfolio turnover may result in higher costs for brokerage commissions, dealer mark-ups, and other transaction costs. Higher costs associated with increased portfolio turnover also may have a negative effect on the Portfolio’s performance.~~

The Portfolio may lend portfolio securities on a short-term or long-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination.

APPENDIX C

Revised Item 4 Disclosure: Protective Life Dynamic Allocation Series – Moderate Portfolio

PRINCIPAL INVESTMENT STRATEGIES

The Portfolio seeks to achieve its investment objective by investing in a dynamic portfolio of exchange-traded funds (“ETFs”) (also referred to in this Prospectus as “underlying ETFs” or “underlying funds”) across seven different equity asset classes, as well as intermediate- and long-duration fixed-income investments (the “Static Fixed-Income Allocation”), and an allocation to short-duration investments (the “Variable Short-Duration Allocation”), which can include cash, money market instruments and short-duration affiliated and unaffiliated underlying ETFs (“short-duration investments”). The equity asset classes and the Variable Short-Duration Allocation are adjusted weekly based on market conditions pursuant to a proprietary, quantitative-based allocation program (the “Allocation Adjustment Program”). Over the long term, and when fully invested, the Portfolio seeks to maintain an asset allocation of approximately 65% global equity investments and 35% intermediate- and long-duration fixed-income investments. ~~The Portfolio seeks to mitigate market risk by adjusting the allocation of equity assets between market exposure and short-duration investments, based on historical market indicators.~~

The Allocation Adjustment Program

The Allocation Adjustment Program, a proprietary methodology co-developed by Janus Capital and Protective Life, allocates the Portfolio’s assets on a weekly basis among seven different equity asset classes, as well as the Variable Short-Duration Allocation, based on historical market indicators. ~~The Portfolio’s Static Fixed-Income Allocation is expected to remain constant over time, subject to market movements.~~

The Portfolio’s asset allocation is intended to diversify investments throughout the world among equity investments and intermediate- and long-duration fixed-income investments, and mitigate market risk by adjusting equity investments between market exposure and short-duration investments. The portfolio managers oversee the Allocation Adjustment Program and are responsible for the day-to-day management of the Portfolio. Within the parameters of each asset class’ allocation relative to the Portfolio’s total assets, and the target allocation ranges within each asset class, the portfolio managers review the allocation of Portfolio assets in the underlying ETFs and may, without shareholder notice, cease investing in one or more underlying ETFs, modify the underlying ETFs’ weightings or add or substitute other underlying ETFs that provide similar investment exposure, to emphasize and mitigate risk exposures that may arise as a result of the implementation of the allocations.

~~Equity and Variable Short-Duration Allocations. The equity and Variable Short-Duration allocations are adjusted weekly, as needed, based on historical market indicators (the 252-day moving average for each equity class, as discussed further below), subject to the respective asset class’ allocation. Accordingly, in any given week, each equity asset class component will represent the combined allocation to such equity investments plus short-duration investments, if any. Within each equity asset class, the amount invested by the Portfolio to gain or maintain market exposure versus the amount to be held in short-duration investments depends on the market indicator as established by the Allocation Adjustment Program.~~

Static Fixed-Income Allocation~~.~~

The Static Fixed-Income Allocation is expected to remain constant over time, subject to market movement, and will be rebalanced to its target allocation on a quarterly basis. The Portfolio will generally obtain intermediate- and long-

duration fixed-income exposure by investing in unaffiliated ETFs that provide broad exposure to the total U.S. investment-grade bond market.

~~Market Indicators. The Allocation Adjustment Program compares the current valuation of an equity asset class compared to its 252-day moving average. If the current valuation of a given equity asset class is more than 2% below its 252-day moving average, the Allocation Adjustment Program signals the portfolio managers to move to the next lower target allocation, down to a minimum of 0%. If the valuation of a given equity asset class is between 98% and 100% of its 252-day moving average, the Allocation Adjustment Program will signal no change. If the current valuation of a given equity asset class is above its 252-day moving average by any amount, the Allocation Adjustment Program signals the portfolio managers to move to the next higher target allocation, up to the maximum target allocation for that equity class.~~

~~Trading Increments. The Allocation Adjustment Program allows for five different target allocations within each equity asset class: 0%, 25%, 50%, 75%, and 100%. The target reflects the desired allocation to equity, with the remainder held in short-duration investments. The target allocation for each of the equity asset classes at the outset is 100%.~~

~~As an example of how the Allocation Adjustment Program works, assume the target allocation is 100% for the U.S. Large Cap Equity asset class, and 26% of the Portfolio’s assets are invested in underlying ETFs that comprise the U.S. Large Cap Equity asset class. If the following week, the U.S. Large Cap Equity asset class is valued 5% below its 252-day moving average, the~~

~~Allocation Adjustment Program will signal the portfolio managers to move to the next lower target allocation (75%) for this asset class. If, as a result of market movement, the asset class now represents 24% of the Portfolio’s assets, the Portfolio’s assets invested in the underlying ETFs that comprise the U.S. Large Cap Equity asset class will be reduced to a target of 18% of the Portfolio’s assets, with the remaining target of 6% held in short-duration investments. If in the third week, the performance of the U.S. Large Cap Equity class is flat, but its valuation remains more than 2% below its 252-trading average, the Allocation Adjustment Program will signal to the portfolio managers to move to the next lower target allocation (50%). If, as a result of market movement, the asset class now represents 22% of the Portfolio’s assets, the Portfolio’s assets invested in the underlying ETFs that comprise the U.S. Large Cap Equity asset class will be further reduced to a target of 11% of the Portfolio’s assets, with the remaining target of 11% held in short-duration investments.~~

~~The table below shows, for each asset class, the class’ target allocation within the Portfolio, the approximate range of potential market exposure within the asset class, and the approximate trading increment upon a trade signal. Each figure is shown as a percentage of the Portfolio’s total assets.~~

~~Moderate Portfolio~~
~~Asset Class~~	~~Asset Class Target Allocation Within the Portfolio(1)~~	~~Approximate Range of Market Exposure Within the Asset Class~~	~~Approximate Trading Increment(2)~~
~~U.S. Large Cap Equity~~	~~26.00%~~	~~0%-26.00%~~	~~6.50%~~
~~U.S. Small Cap Equity~~	~~9.75%~~	~~0%-9.75%~~	~~2.44%~~
~~U.S. High Growth Equity~~	~~9.75%~~	~~0%-9.75%~~	~~2.44%~~
~~U.K. Equity~~	~~6.50%~~	~~0%-6.50%~~	~~1.63%~~
~~European Equity~~	~~6.50%~~	~~0%-6.50%~~	~~1.63%~~
~~Japan Equity~~	~~3.25%~~	~~0%-3.25%~~	~~0.81%~~
~~Asia Equity, ex-Japan~~	~~3.25%~~	~~0%-3.25%~~	~~0.81%~~
~~Global Equity Total~~	~~65.00%~~	~~0%-65.00%~~	~~N/A~~
~~Intermediate- and Long-Duration Fixed-Income Investments~~	~~35.00%~~	~~35.00%~~	~~N/A~~
~~Short-Duration Fixed-Income Investments~~	~~N/A~~	~~0%-65.00%~~	~~N/A~~

~~(1)Represents the target allocation to the respective asset class as a percentage of the Portfolio’s total assets plus, with respect to the equity classes, the remainder, if any, held in short-duration investments.~~

~~(2)Represents the approximate trading increment response to an Allocation Adjustment Program signal, as a percentage of the Portfolio’s total assets, to be reallocated from one target allocation to the next.~~

At no time will an individual asset class exposure be less than zero (i.e., no short exposure), and generally an asset class exposure will not be greater than its maximum target allocation, except due to market movements between periodic rebalancing of the Portfolio. To the extent market movements between periodic rebalancing of the Portfolio results in an asset class exposure in excess of its maximum target allocation, the Portfolio will continue to buy and sell assets reflecting the Portfolio’s current composition as it manages purchase and redemption orders for the Portfolio, and when it implements trades directed by the weekly Allocation Adjustment Program.

The portfolio managers may change the Portfolio’s allocations among the asset classes without shareholder notice, unless Janus Capital determines it would be a material change to the Portfolio’s investment strategy, in which case shareholders would receive advance notice.

The Underlying Funds

The Portfolio will obtain the desired market exposure by investing primarily in unaffiliated ETFs that seek to track the performance of one or more broad-based indices, using a passive investment strategy. Because it invests primarily in ETFs, the Portfolio is considered a “fund of funds.” The Portfolio will normally allocate its investments to underlying ETFs to diversify investments throughout the world and provide varying exposure to large-, mid-, or small-capitalization companies, U.S. based and non-U.S. based companies (including those with exposure to emerging markets), bonds (including U.S. Treasury, government-related, and corporate), mortgage-backed pass-through securities, commercial mortgage-backed securities, and asset-backed securities. As noted above, the Portfolio may invest in short-duration affiliated and unaffiliated underlying ETFs within its Variable Short-Duration Allocation to seek to mitigate market risk associated with its equity allocation.

The table below shows, for each asset class, the ETFs in which the Portfolio, as of the date of this Prospectus, expects to invest. The portfolio managers may choose in their sole discretion, without shareholder notice, to remove, add or substitute other ETFs that provide similar investment exposure in order to obtain the desired market exposure, to further diversify and/or mitigate risk for the Portfolio, or for other reasons, including the liquidity of one or more of the ETFs.

Asset Class		Potential Underlying Funds+
Global Equity Investments (Stocks)	Asset Class Target Allocation Within the Portfolio(1)	Exchange-Traded Funds	Ticker
U.S. Large Cap Equity	26.00%	SPDR® S&P 500® ETF iShares® Core S&P 500 ETF* Vanguard S&P 500 ETF	SPY IVV VOO
U.S. Small Cap Equity	9.75%	iShares® Russell 2000 ETF* iShares® Core S&P Small-Cap ETF*	IWM IJR
U.S. High Growth Equity	9.75%	Invesco QQQ TrustSM, Series 1	QQQ
U.K. Equity	6.50%	iShares® MSCI United Kingdom ETF* Franklin FTSE United Kingdom ETF	EWU FLGB
European Equity	6.50%	SPDR® Euro Stoxx 50® ETF Vanguard FTSE Europe ETF JPMorgan BetaBuilders Europe ETF Franklin FTSE Europe ETF	FEZ VGK BBEU FLEE
Japan Equity	3.25%	iShares® MSCI Japan ETF* Franklin FTSE Japan ETF JPMorgan BetaBuilders Japan ETF	EWJ FLJP BBJP
Asia Equity, ex-Japan	3.25%	iShares® MSCI All Country Asia ex-Japan ETF* Franklin FTSE Asia ex Japan ETF JPMorgan BetaBuilders Asia ex-Japan ETF	AAXJ FLAX BBAX
Intermediate- and Long-Duration Fixed-Income Investments (Bonds)	35.00%	iShares® Core U.S. Aggregate Bond ETF* Vanguard Total Bond Market ETF	AGG BND
Short-Duration Fixed-Income Investments	N/A	Janus Henderson Short-Duration Income ETF PIMCO Enhanced Short Maturity Active ETF Invesco Ultra Short-Duration ~~Portfolio~~ETF	VNLA MINT GSY

(1) Represents the target allocation to the respective asset class as a percentage of the Portfolio’s total assets plus, with respect to the equity classes, the remainder, if any, held in short-duration investments.

* iShares® is a registered trademark of BlackRock (BlackRock, Inc. and its subsidiaries).

+  The investment advisers, sponsors and distributors of the Underlying Funds, and the Underlying Funds themselves, do not make any representations regarding the advisability of investing in any of the Underlying Funds.

Refer to Appendix A in this Prospectus for a brief description of the investment objective and strategies of each of the potential underlying ETFs in which the Portfolio, as of the date of this Prospectus, expects to invest.

As a result of its investments in the underlying ETFs, the Portfolio will have exposure to foreign markets, including emerging markets (which include, but are not limited to, Asia, China, Europe, India, Japan, North America, and South Korea) and various economic sectors (which include, but are not limited to, consumer discretionary, consumer staples, energy, financials, healthcare, industrials, and information technology). Please refer to “Principal Investment Risks – Main Risks Associated with the Underlying Funds and Securities” and “Additional Information About the Portfolios – Risks of the Portfolios – Risks Associated with the Underlying Funds and Securities” in this Prospectus for more detail.

Variable Short-Duration Allocation

The Portfolio’s Variable Short-Duration ~~a~~Allocation ~~to cash, money market instruments (eligible securities as defined by Rule 2a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”)) and short-duration affiliated and unaffiliated underlying ETFs~~ may be as low as 0% or as high as 65% of its assets, depending on prevailing market conditions and the weekly results of the Allocation Adjustment Program. Under normal circumstances, the Portfolio expects the Variable Short -Duration Allocation to be comprised of or provide exposure to securities with varying maturities and an average duration of 2 years or less. Permissible ~~The Portfolio’s allocation to~~ short-duration investments ~~may~~ include cash, money market instruments (eligible securities, as defined by Rule 2a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”)) determined by Janus Capital to present minimal credit risk, affiliated or unaffiliated money market funds and/or investments in affiliated and unaffiliated underlying ETFs that invest in a portfolio of fixed-income instruments across a broad range of sectors and geographies while maintaining a short-duration portfolio. These underlying ETFs primarily invest in investment grade debt securities including ~~types of investments in which these underlying ETFs may invest include~~, among others, ~~debt securities (including high yield bonds);~~ short-term instruments, such as commercial paper and repurchase agreements,~~;~~ mortgage-backed securities,~~;~~ asset-backed securities, including collateralized debt obligations,~~;~~ and derivatives. The underlying ETFs may also invest in high yield (or “junk”) bonds. The Portfolio’s short-duration investments may include securities of U.S. and foreign public- and private-sector issuers.

~~Securities that the Portfolio may invest in as a means of receiving a return on the portion of the Portfolio’s assets allocated to short-duration investments include high-quality debt obligations and obligations of financial institutions. Debt obligations may include commercial paper, notes, bonds, and floating interest rate securities. Obligations of financial institutions include certificates of deposit and time deposits. The Portfolio may also invest in repurchase agreements, including those secured by U.S. Treasuries, or other instruments issued or guaranteed by U.S. Government agencies. Some government agencies are backed by the full faith and credit of the United States and as such are supported by the issuer’s ability to borrow from the United States Treasury, others are supported only by the credit of the issuer, and some are supported by the United States in some other way. With respect to money market instruments, the Portfolio will:~~

~~• acquire only short-term money market instruments that present minimal credit risks, as determined by Janus Capital; and~~

~~• acquire only U.S. dollar-denominated instruments that have a remaining maturity of 397 calendar days or less (as calculated pursuant to Rule 2a-7 under the 1940 Act).~~

~~The Portfolio may also invest in affiliated or unaffiliated money market funds that invest in the instruments described above.~~

The Portfolio may also invest its cash in a cash sweep program, an arrangement in which the Portfolio’s uninvested cash balance is used to purchase shares of affiliated or non-affiliated money market funds or cash management pooled investment vehicles at the end of each day. ~~To the extent the Portfolio invests through a sweep program, it is subject to the risks of the account or fund into which it is investing, including liquidity issues that may delay the Portfolio from accessing its cash.~~

The Portfolio Managers’ selection of investments for the Variable Short-Duration Allocation among short-duration affiliated ETFs, short-duration unaffiliated ETFs, money market instruments and cash may be based on a variety of factors, including prevailing market conditions, to seek to enhance total return and managing risk.

~~When market indicators from the Allocation Adjustment Program dictate a more defensive position, the resulting allocations may result in the Portfolio holding a substantial portion of its assets in short-duration investments for a prolonged period. In that case, the Portfolio may not achieve its investment objective.~~

~~Due to the nature of the Allocation Adjustment Program, the Portfolio may have higher portfolio turnover compared to other funds of funds. Increased portfolio turnover may result in higher costs for brokerage commissions, dealer mark-ups, and other transaction costs. Higher costs associated with increased portfolio turnover also may have a negative effect on the Portfolio’s performance.~~

The Portfolio may lend portfolio securities on a short-term or long-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination.

APPENDIX D

Revised Item 4 Disclosure: Protective Life Dynamic Allocation Series – Growth Portfolio

PRINCIPAL INVESTMENT STRATEGIES

The Portfolio seeks to achieve its investment objective by investing in a dynamic portfolio of exchange-traded funds (“ETFs”) (also referred to in this Prospectus as “underlying ETFs” or “underlying funds”) across seven different equity asset classes and an allocation to short-duration investments (the “Variable Short-Duration Allocation”), which can include cash, money market instruments and short-duration affiliated and unaffiliated underlying ETFs (“short-duration investments”). The equity asset classes and the Variable Short-Duration Allocation are adjusted weekly based on market conditions pursuant to a proprietary, quantitative-based allocation program (the “Allocation Adjustment Program”). Over the long term, and when fully invested, the Portfolio seeks to maintain an asset allocation of approximately 100% global equity investments, which includes specific targeted allocations to large-, mid-, or small-capitalization companies, U.S. based and non-U.S. based companies (including those with exposure to emerging markets). ~~The Portfolio seeks to mitigate market risk by adjusting the allocation of equity assets between market exposure and short-duration investments, based on historical market indicators.~~

The Allocation Adjustment Program

The Allocation Adjustment Program, a proprietary methodology co-developed by Janus Capital and Protective Life, allocates the Portfolio’s assets on a weekly basis among seven different equity asset classes and the Variable Short-Duration Allocation, based on historical market indicators.

The Portfolio’s asset allocation is intended to diversify investments throughout the world among equity investments and mitigate market risk by adjusting equity investments between market exposure and short-duration investments. The portfolio managers oversee the Allocation Adjustment Program and are responsible for the day-to-day management of the Portfolio. Within the parameters of each asset class’ allocation relative to the Portfolio’s total assets, and the target allocation ranges within each asset class, the portfolio managers review the allocation of Portfolio assets in the underlying ETFs and may, without shareholder notice, cease investing in one or more underlying ETFs, modify the underlying ETFs’ weightings or add or substitute other underlying ETFs that provide similar investment exposure, to emphasize and mitigate risk exposures that may arise as a result of the implementation of the allocations.

~~Equity and Variable Short-Duration Allocations. The equity and Variable Short-Duration allocations are adjusted weekly, as needed, based on historical market indicators (the 252-day moving average for each equity class, as discussed further below), subject to the respective asset class’ allocation. Accordingly, in any given week, each equity asset class component will represent the combined allocation to such equity investments plus short-duration investments, if any. Within each equity asset class, the amount invested by the Portfolio to gain or maintain market exposure versus the amount to be held in short-duration investments depends on the market indicator as established by the Allocation Adjustment Program.~~

~~Market Indicators. The Allocation Adjustment Program compares the current valuation of an equity asset class compared to its 252-day moving average. If the current valuation of a given equity asset class is more than 2% below its 252-day moving average, the Allocation Adjustment Program signals the portfolio managers to move to the next lower target allocation, down to a minimum of 0%. If the valuation of a given equity asset class is between~~

~~98% and 100% of its 252-day moving average, the Allocation Adjustment Program will signal no change. If the current valuation of a given equity asset class is above its 252-day moving average by any amount, the Allocation Adjustment Program signals the portfolio managers to move to the next higher target allocation, up to the maximum target allocation for that equity class.~~

~~Trading Increments. The Allocation Adjustment Program allows for five different target allocations within each equity asset class: 0%, 25%, 50%, 75%, and 100%. The target reflects the desired allocation to equity, with the remainder held in short-duration investments. The target allocation for each of the equity asset classes at the outset is 100%.~~

~~As an example of how the Allocation Adjustment Program works, assume the target allocation is 100% for the U.S. Large Cap Equity asset class, and 40% of the Portfolio’s assets are invested in underlying ETFs that comprise the U.S. Large Cap Equity asset class. If the following week, the U.S. Large Cap Equity asset class is valued 5% below its 252-day moving average, the Allocation Adjustment Program will signal the portfolio managers to move to the next lower target allocation (75%) for this asset class. If, as a result of market movement, the asset class now represents 36% of the Portfolio’s assets, the Portfolio’s assets invested in the underlying ETFs that comprise the U.S. Large Cap Equity asset class will be reduced to a target of 27% of the Portfolio’s assets, with the remaining target of 9% held in short-duration investments. If in the third week, the performance of the U.S. Large Cap Equity class is flat, but its valuation remains more than 2% below its 252-trading average, the Allocation Adjustment Program will signal to the portfolio managers to move to the next lower target allocation (50%). If, as a result of market movement, the asset class now represents 32% of the Portfolio’s assets, the Portfolio’s assets invested in the underlying ETFs that comprise the U.S. Large Cap Equity asset class will be further reduced to a target of 16% of the Portfolio’s assets, with the remaining target of 16% held in short-duration investments.~~

~~The table below shows, for each asset class, the class’ target allocation within the Portfolio, the approximate range of potential market exposure within the asset class, and the approximate trading increment upon a trade signal. Each figure is shown as a percentage of the Portfolio’s total assets.~~

~~Growth Portfolio~~
~~Asset Class~~	~~Asset Class Target Allocation Within the Portfolio(1)~~	~~Approximate Range of Market Exposure Within the Asset Class~~	~~Approximate Trading Increment(2)~~
~~U.S. Large Cap Equity~~	~~40.00%~~	~~0%-40.00%~~	~~10.00%~~
~~U.S. Small Cap Equity~~	~~15.00%~~	~~0%-15.00%~~	~~3.75%~~
~~U.S. High Growth Equity~~	~~15.00%~~	~~0%-15.00%~~	~~3.75%~~
~~U.K. Equity~~	~~10.00%~~	~~0%-10.00%~~	~~2.50%~~
~~European Equity~~	~~10.00%~~	~~0%-10.00%~~	~~2.50%~~
~~Japan Equity~~	~~5.00%~~	~~0%-5.00%~~	~~1.25%~~
~~Asia Equity, ex-Japan~~	~~5.00%~~	~~0%-5.00%~~	~~1.25%~~
~~Global Equity Total~~	~~100.00%~~	~~0%-100.00%~~	~~N/A~~
~~Short-Duration Fixed-Income Investments~~	~~N/A~~	~~0%-100.00%~~	~~N/A~~

~~(1)Represents the target allocation to the respective asset class as a percentage of the Portfolio’s total assets plus, with respect to the equity classes, the remainder, if any, held in short-duration investments.~~

~~(2)Represents the approximate trading increment response to an Allocation Adjustment Program signal, as a percentage of the Portfolio’s total assets, to be reallocated from one target allocation to the next.~~

At no time will an individual asset class exposure be less than zero (i.e., no short exposure), and generally an asset class exposure will not be greater than its maximum target allocation, except due to market movements between periodic rebalancing of the Portfolio. To the extent market movements between periodic rebalancing of the Portfolio results in an asset class exposure in excess of its maximum target allocation, the Portfolio will continue to buy and sell assets reflecting the Portfolio’s current composition as it manages purchase and redemption orders for the Portfolio, and when it implements trades directed by the weekly Allocation Adjustment Program.

The portfolio managers may change the Portfolio’s allocations among the asset classes without shareholder notice, unless Janus Capital determines it would be a material change to the Portfolio’s investment strategy, in which case shareholders would receive advance notice.

The Underlying Funds

The Portfolio will obtain the desired market exposure by investing primarily in unaffiliated ETFs that seek to track the performance of one or more broad-based indices, using a passive investment strategy. Because it invests primarily in ETFs, the Portfolio is considered a “fund of funds.” The Portfolio will normally allocate its investments to underlying ETFs to diversify investments throughout the world and provide varying exposure to large-, mid-, or small-capitalization companies, U.S. based and non-U.S. based companies (including those with exposure to emerging markets). As noted above, the Portfolio may invest in short-duration affiliated and unaffiliated underlying ETFs within its Variable Short-Duration Allocation to seek to mitigate market risk associated with its equity allocation.

The table below shows, for each asset class, the ETFs in which the Portfolio, as of the date of this Prospectus, expects to invest. The portfolio managers may choose in their sole discretion, without shareholder notice, to remove, add or substitute other ETFs that provide similar investment exposure in order to obtain the desired market exposure, to further diversify and/or mitigate risk for the Portfolio, or for other reasons, including the liquidity of one or more of the ETFs.

Asset Class		Potential Underlying Funds+
Global Equity Investments (Stocks)	Asset Class Target Allocation Within the Portfolio(1)	Exchange-Traded Funds	Ticker
U.S. Large Cap Equity	40.00%	SPDR® S&P 500® ETF iShares® Core S&P 500 ETF* Vanguard S&P 500 ETF	SPY IVV VOO
U.S. Small Cap Equity	15.00%	iShares® Russell 2000 ETF* iShares® Core S&P Small-Cap ETF*	IWM IJR
U.S. High Growth Equity	15.00%	Invesco QQQ TrustSM, Series 1	QQQ
U.K. Equity	10.00%	iShares® MSCI United Kingdom ETF* Franklin FTSE United Kingdom ETF	EWU FLGB
European Equity	10.00%	SPDR® Euro Stoxx 50® ETF Vanguard FTSE Europe ETF JPMorgan BetaBuilders Europe ETF Franklin FTSE Europe ETF	FEZ VGK BBEU FLEE
Japan Equity	5.00%	iShares® MSCI Japan ETF* Franklin FTSE Japan ETF JPMorgan BetaBuilders Japan ETF	EWJ FLJP BBJP
Asia Equity, ex-Japan	5.00%	iShares® MSCI All Country Asia ex-Japan ETF* Franklin FTSE Asia ex Japan ETF JPMorgan BetaBuilders Asia ex-Japan ETF	AAXJ FLAX BBAX
Intermediate- and Long-Duration Fixed-Income Investments (Bonds)	N/A	iShares® Core U.S. Aggregate Bond ETF* Vanguard Total Bond Market ETF	AGG BND
Short-Duration Fixed-Income Investments	N/A	Janus Henderson Short-Duration Income ETF PIMCO Enhanced Short Maturity Active ETF Invesco Ultra Short-Duration ~~Portfolio~~ETF	VNLA MINT GSY

(1) Represents the target allocation to the respective asset class as a percentage of the Portfolio’s total assets plus, with respect to the equity classes, the remainder, if any, held in short-duration investments.

* iShares® is a registered trademark of BlackRock (BlackRock, Inc. and its subsidiaries).

+  The investment advisers, sponsors and distributors of the Underlying Funds, and the Underlying Funds themselves, do not make any representations regarding the advisability of investing in any of the Underlying Funds.

Refer to Appendix A in this Prospectus for a brief description of the investment objective and strategies of each of the potential underlying ETFs in which the Portfolio, as of the date of this Prospectus, expects to invest.

As a result of its investments in the underlying ETFs, the Portfolio will have exposure to foreign markets, including emerging markets (which include, but are not limited to, Asia, China, Europe, India, Japan, North America, and South Korea) and various economic sectors (which include, but are not limited to, consumer discretionary, consumer staples, energy, financials, healthcare, industrials, and information technology). Please refer to “Principal Investment Risks – Main Risks Associated with the Underlying Funds and Securities” and “Additional Information About the Portfolios – Risks of the Portfolios - Risks Associated with the Underlying Funds and Securities” in this Prospectus for more detail.

Variable Short-Duration Allocation

The Portfolio’s Variable Short-Duration ~~a~~Allocation ~~to cash, money market instruments (eligible securities as defined by Rule 2a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”)) and short-duration~~

~~affiliated and unaffiliated underlying ETFs~~ may be as low as 0% or as high as 100% of its assets, depending on prevailing market conditions and the weekly results of the Allocation Adjustment Program. Under normal circumstances, the Portfolio expects the Variable Short -Duration Allocation to be comprised of or provide exposure to securities with varying maturities and an average duration of 2 years or less. Permissible ~~The Portfolio’s allocation to~~ short-duration investments ~~may~~ include cash, money market instruments (eligible securities, as defined by Rule 2a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”)) determined by Janus Capital to present minimal credit risk, affiliated or unaffiliated money market funds and/or investments in affiliated and unaffiliated underlying ETFs that invest in a portfolio of fixed-income instruments across a broad range of sectors and geographies while maintaining a short-duration portfolio. These underlying ETFs primarily invest in investment grade debt securities including, ~~types of investments in which these underlying ETFs may invest include,~~ among others, ~~debt securities (including high yield bonds);~~ short-term instruments, such as commercial paper and repurchase agreements,~~;~~ mortgage-backed securities,~~;~~ asset-backed securities, including collateralized debt obligations,~~;~~ and derivatives. The underlying ETFs may also invest in high yield (or “junk”) bonds. The Portfolio’s short-duration investments may include securities of U.S. and foreign public- and private-sector issuers.

~~Securities that the Portfolio may invest in as a means of receiving a return on the portion of the Portfolio’s assets allocated to short-duration investments include high-quality debt obligations and obligations of financial institutions. Debt obligations may include commercial paper, notes, bonds, and floating interest rate securities. Obligations of financial institutions include certificates of deposit and time deposits. The Portfolio may also invest in repurchase agreements, including those secured by U.S. Treasuries, or other instruments issued or guaranteed by U.S. Government agencies. Some government agencies are backed by the full faith and credit of the United States and as such are supported by the issuer’s ability to borrow from the United States Treasury, others are supported only by the credit of the issuer, and some are supported by the United States in some other way. With respect to money market instruments, the Portfolio will:~~

~~• acquire only short-term money market instruments that present minimal credit risks, as determined by Janus Capital; and~~

~~• acquire only U.S. dollar-denominated instruments that have a remaining maturity of 397 calendar days or less (as calculated pursuant to Rule 2a-7 under the 1940 Act).~~

~~The Portfolio may also invest in affiliated or unaffiliated money market funds that invest in the instruments described above.~~

The Portfolio may also invest its cash in a cash sweep program, an arrangement in which the Portfolio’s uninvested cash balance is used to purchase shares of affiliated or non-affiliated money market funds or cash management pooled investment vehicles at the end of each day. ~~To the extent the Portfolio invests through a sweep program, it is subject to the risks of the account or fund into which it is investing, including liquidity issues that may delay the Portfolio from accessing its cash.~~

The Portfolio Managers’ selection of investments for the Variable Short-Duration Allocation among short-duration affiliated ETFs, short-duration unaffiliated ETFs, money market instruments and cash may be based on a variety of factors, including prevailing market conditions, to seek to enhance total return and managing risk.

~~When market indicators from the Allocation Adjustment Program dictate a more defensive position, the resulting allocations may result in the Portfolio holding a substantial portion of its assets in short-duration investments for a prolonged period. In that case, the Portfolio may not achieve its investment objective.~~

~~Due to the nature of the Allocation Adjustment Program, the Portfolio may have higher portfolio turnover compared to other funds of funds. Increased portfolio turnover may result in higher costs for brokerage commissions, dealer mark-ups, and other transaction costs. Higher costs associated with increased portfolio turnover also may have a negative effect on the Portfolio’s performance.~~

The Portfolio may lend portfolio securities on a short-term or long-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination.

APPENDIX E

Revised Item 9 Disclosure: Protective Life Dynamic Allocation Series – Conservative Portfolio, Protective Life Dynamic Allocation Series – Moderate Portfolio, Protective Life Dynamic Allocation Series – Growth Portfolio

ADDITIONAL INVESTMENT STRATEGIES AND GENERAL PORTFOLIO POLICIES

This Prospectus provides information about the Portfolios, a group of mutual funds that invest in affiliated and unaffiliated ETFs, cash and/or money market instruments. Because they invest primarily in ETFs, each Portfolio is considered a “fund of funds.” The term “fund of funds” is used to describe a registered investment company that pursues its investment objective by investing primarily in other investment companies, rather than in individual stocks or bonds. A fund of funds bears its own direct expenses in addition to bearing a proportionate share of the expenses charged by the underlying ETFs in which it invests. Each Portfolio is best suited for long-term investors.

The Portfolios’ Board of Trustees (“Trustees”) may change each Portfolio’s investment objective or non-fundamental principal investment strategies without a shareholder vote. A Portfolio will notify you in writing at least 60 days, or as soon as practicable, before making any such change it considers material. If there is a material change to a Portfolio’s investment objective or principal investment strategies, you should consider whether the Portfolio remains an appropriate investment for you. There is no guarantee that a Portfolio will achieve its investment objective.

This section takes a closer look at the Portfolios’ principal investment strategies, as well as certain risks of investing in the Portfolios. Some of these strategies and policies may be part of a principal strategy, describing Portfolio Summary items in more detail. Other strategies and policies, not previously discussed, are not considered principal strategies, but may be utilized to a lesser extent. Please carefully review the “Risks of the Portfolios” section of this Prospectus for a discussion of risks associated with certain investment techniques.

The Portfolios offer three choices for different investment styles. Because investors’ risk tolerances, investment goals, investment time horizons, and financial circumstances may be different, Conservative Portfolio and Moderate Portfolio each offer differing strategies that seek to attain total return through capital appreciation and income, balanced by capital preservation. Growth Portfolio offers a strategy that seeks to attain total return through growth of capital, balanced by capital preservation. The allocation among global equity asset classes, intermediate- and long-duration fixed-income investments (if any) (the “Static Fixed-Income Allocation”), and short-duration investments (the “Variable Short-Duration Allocation”), which can include cash, money market instruments, money market funds and short-duration affiliated and unaffiliated underlying ETFs (“short-duration investments”), in each Portfolio reflects its greater or lesser emphasis on pursuing growth of capital versus income or preservation of capital.

Each Portfolio intends to invest in a dynamic portfolio of underlying ETFs, to pursue a target allocation of global equity and, with respect to Conservative Portfolio and Moderate Portfolio, intermediate- and long-duration fixed-income market exposure. Each Portfolio may also invest in short-duration investments. Each Portfolio intends to employ a quantitative-based investment strategy in which equity allocations will be adjusted weekly, based on market conditions, pursuant to the Allocation Adjustment Program, described further below.

The Allocation Adjustment Program

The Allocation Adjustment Program, a proprietary methodology co-developed by Janus Capital and Protective Life, allocates each Portfolio’s assets on a weekly basis among various different equity asset classes and the Variable Short-Duration Allocation, based on historical market indicators ~~on a weekly basis~~. Each Portfolio’s asset allocation is intended to diversify investments throughout the world among equity investments and seeks to mitigate market risk by adjusting equity investments between market exposure and the Variable Short-Duration Allocation, based on historical market indicators. Each of Conservative Portfolio’s and Moderate Portfolio’s Static Fixed-Income Allocation is expected to remain constant over time, subject to market movements. The portfolio managers oversee the Allocation Adjustment Program and are responsible for the day-to-day management of the Portfolios. Within the parameters of each asset class’ allocation relative to a Portfolio’s total assets, and the target allocation ranges within each asset class, the portfolio managers review the allocation of Portfolio assets in the underlying ETFs and may, without shareholder notice, cease investing in one or more underlying ETFs, modify the underlying ETFs’ weightings or add or substitute other underlying ETFs that provide similar investment exposure, to emphasize and mitigate risk exposures that may arise as a result of the implementation of the allocations.

In allocating among ETFs in a particular asset class, the portfolio managers will consider a number of factors, the primary of which is liquidity. The following table summarizes the management process:

Action	Normal Frequency
Review/rebalance Portfolio allocations within each equity asset class	Weekly
Rebalance across asset class allocations	Every Calendar Quarter
Review allocation policy	Every Calendar Quarter

~~The Portfolios’ Board of Trustees (“Trustees”) may change each Portfolio’s investment objective or non-fundamental principal investment strategies without a shareholder vote. A Portfolio will notify you in writing at least 60 days, or as soon as practicable, before making any such change it considers material. If there is a material change to a Portfolio’s investment objective or principal investment strategies, you should consider whether the Portfolio remains an appropriate investment for you. There is no guarantee that a Portfolio will achieve its investment objective.~~

The following table indicates each Portfolio’s long-term, fully-invested target asset allocation, which is how each Portfolio’s investments generally will be allocated among the asset classes under full investment, as well as the approximate ranges, based on market conditions, within which each Portfolio’s assets may be allocated.

	Conservative Portfolio	Moderate Portfolio	Growth Portfolio
Long-Term Target Asset Allocation
Global Equity Investments	50%	65%	100%
Intermediate- and Long-Duration Fixed-Income Investments	50%	35%	0%
Short-Duration Fixed-Income Investments	0%	0%	0%

Approximate Asset Allocation Range
Global Equity Investments	0%-50%	0%-65%	0%-100%
Intermediate- and Long-Duration Fixed-Income Investments	50%	35%	0%
Short-Duration Fixed-Income Investments	0%-50%	0%-65%	0%-100%

Equity and Variable Short-Duration Allocations. The equity and Variable Short-Duration allocations are adjusted weekly, as needed, based on historical market indicators (~~the~~ a 252-day moving average for each equity class, as discussed further below), subject to the respective asset class’ allocation. Accordingly, in any given week, each equity asset class component will represent the combined allocation to such equity investments plus short-duration investments, if any. Within each equity asset class, the amount invested by a Portfolio to gain or maintain market exposure versus the amount to be held in short-duration investments depends on the market indicator as established by the Allocation Adjustment Program. The Variable Short-Duration Allocation is described in further detail below.

Static Fixed-Income Allocation (Conservative Portfolio and Moderate Portfolio only). The Static Fixed-Income Allocation is expected to remain constant over time, subject to market movement, and will be rebalanced to its target allocation on a quarterly basis. Conservative Portfolio and Moderate Portfolio will generally obtain intermediate- and long-duration fixed-income exposure by investing in unaffiliated ETFs that provide broad exposure to the total U.S. investment-grade bond market. The credit quality of the Portfolios’ Static Fixed Income Allocation will generally reflect the average credit quality of the underlying ETFs providing the fixed-income exposure.

Market Indicators. The Allocation Adjustment Program compares the current valuation of an equity asset class compared to ~~its~~ a 252-day moving average. If the current valuation of a given equity asset class is more than 2% below the~~its~~ 252-day moving average, the Allocation Adjustment Program signals the portfolio managers to move to the next lower target allocation, down to a minimum of 0%. If the valuation of a given equity asset class is between 98% and 100% of ~~its~~the 252-day moving average, the Allocation Adjustment Program will signal no change. If the current valuation of a given equity asset class is above ~~its~~the 252-day moving average by any amount, the Allocation Adjustment Program signals the portfolio managers to move to the next higher target allocation, up to the maximum target allocation for that equity class. Under normal circumstances, trade signals from the Allocation Adjustment Program will be implemented in a Portfolio on the next business day.

Trading Increments. The Allocation Adjustment Program allows for five different target allocations within each equity asset class: 0%, 25%, 50%, 75%, and 100%. The target reflects the desired allocation to equity, with the remainder held in short-duration investments. The target allocation for each of the equity asset classes at the outset is 100%.

The table below shows, for each asset class, the class’ target allocation within each Portfolio, the approximate range of potential market exposure within the asset class, and the approximate trading increment upon a trade signal. Each figure is shown as a percentage of the respective Portfolio’s total assets.

Conservative Portfolio
Asset Class	Asset Class Target Allocation Within the Portfolio(1)	Approximate Range of Market Exposure Within the Asset Class	Approximate Trading Increment(2)
U.S. Large Cap Equity	20.00%	0%-20.00%	5.00%
U.S. Small Cap Equity	7.50%	0%-7.50%	1.88%
U.S. High Growth Equity	7.50%	0%-7.50%	1.88%
U.K. Equity	5.00%	0%-5.00%	1.25%
European Equity	5.00%	0%-5.00%	1.25%
Japan Equity	2.50%	0%-2.50%	0.63%
Asia Equity, ex-Japan	2.50%	0%-2.50%	0.63%
Global Equity Total	50.00%	0%-50.00%	N/A
Intermediate- and Long-Duration Fixed-Income Investments	50.00%	50.00%	N/A
Short-Duration Fixed-Income Investments	N/A	0%-50.00%	N/A

Moderate Portfolio
Asset Class	Asset Class Target Allocation Within the Portfolio(1)	Approximate Range of Market Exposure Within the Asset Class	Approximate Trading Increment(2)
U.S. Large Cap Equity	26.00%	0%-26.00%	6.50%
U.S. Small Cap Equity	9.75%	0%-9.75%	2.44%
U.S. High Growth Equity	9.75%	0%-9.75%	2.44%
U.K. Equity	6.50%	0%-6.50%	1.63%
European Equity	6.50%	0%-6.50%	1.63%
Japan Equity	3.25%	0%-3.25%	0.81%
Asia Equity, ex-Japan	3.25%	0%-3.25%	0.81%
Global Equity Total	65.00%	0%-65.00%	N/A
Intermediate- and Long-Duration Fixed-Income Investments	35.00%	35.00%	N/A
Short-Duration Fixed-Income Investments	N/A	0%-65.00%	N/A

Growth Portfolio
Asset Class	Asset Class Target Allocation Within the Portfolio(1)	Approximate Range of Market Exposure Within the Asset Class	Approximate Trading Increment(2)
U.S. Large Cap Equity	40.00%	0%-40.00%	10.00%
U.S. Small Cap Equity	15.00%	0%-15.00%	3.75%

U.S. High Growth Equity	15.00%	0%-15.00%	3.75%
U.K. Equity	10.00%	0%-10.00%	2.50%
European Equity	10.00%	0%-10.00%	2.50%
Japan Equity	5.00%	0%-5.00%	1.25%
Asia Equity, ex-Japan	5.00%	0%-5.00%	1.25%
Global Equity Total	100.00%	0%-100.00%	N/A
Short-Duration Fixed-Income Investments	N/A	0%-100.00%	N/A
(1)

Represents the target allocation to the respective asset class as a percentage of the Portfolio’s total assets plus, with respect to the equity classes, the remainder, if any, held in short-duration investments.

(2)

Represents the approximate trading increment response to an Allocation Adjustment Program signal, as a percentage of the Portfolio’s total assets, to be reallocated from one target allocation to the next.

At no time will an individual asset class exposure be less than zero (i.e., no short exposure), and generally an asset class exposure will not be greater than its maximum target allocation, except due to market movements between periodic rebalancing of a Portfolio. To the extent market movements between periodic rebalancing of the Portfolio results in an asset class exposure in excess of its maximum target allocation, a Portfolio will continue to buy and sell assets reflecting the Portfolio’s current composition as it manages purchase and redemption orders for the Portfolio, and when it implements trades directed by the weekly Allocation Adjustment Program.

The portfolio managers may change a Portfolio’s allocations among the asset classes without shareholder notice, unless Janus Capital determines it would be a material change to the Portfolio’s investment strategy, in which case shareholders would receive advance notice.

Actual allocations implemented in each Portfolio may vary, due to a number of factors, including but not limited to, market movements, and large purchases and redemptions in the Portfolios.

As an example of how the Allocation Adjustment Program works, assume a Portfolio presently allocates 20% of its assets to the U.S. Large Cap Equity asset class, and the target allocation within that asset class is 100%. Twenty percent of the Portfolio’s assets will be invested in underlying ETFs that comprise the U.S. Large Cap Equity asset class. If the following week, the U.S. Large Cap Equity asset class is valued 5% below the 252-day moving average, the Allocation Adjustment Program will signal the portfolio managers to move to the next lower target allocation (75%) for this asset class. If, as a result of market movement, the asset class now represents 18% of the Portfolio’s assets, the Portfolio’s assets invested in the underlying ETFs that comprise the U.S. Large Cap Equity asset class will be reduced to a target of 13.5% of the Portfolio’s assets, with the remaining target of 4.5% held in short-duration investments. If in the third week, the performance of the U.S. Large Cap Equity class is flat, but its valuation remains more than 2% below the 252-trading average, the Allocation Adjustment Program will signal to the portfolio managers to move to the next lower target allocation (50%). If, as a result of market movement, the asset class now represents 16% of the Portfolio’s assets, the Portfolio’s assets invested in the underlying ETFs that comprise the U.S. Large Cap Equity asset class will be further reduced to a target of 8% of the Portfolio’s assets, with the remaining target of 8% held in short-duration investments.

The Underlying Funds

Each Portfolio will normally allocate its investments to underlying ETFs to diversify investments throughout the world and provide varying exposure to large-, mid-, or small-capitalization companies, U.S. based and non-U.S. based companies (including those with exposure to emerging markets), and, with respect to Conservative Portfolio and Moderate Portfolio, bonds (including U.S. Treasury, government-related, and corporate), mortgage-backed pass-through securities, commercial mortgage-backed securities, and asset-backed securities. The allocations may change from time to time to reflect market fluctuations or in response to various economic or other factors as deemed appropriate by the portfolio managers. As noted above, each Portfolio may invest in short-duration affiliated and unaffiliated underlying ETFs within its Variable Short-Duration Allocation to seek to mitigate market risk associated with its equity allocation.

The table below shows, for each asset class, the ETFs in which the Portfolios, as of the date of this Prospectus, expect to invest. The underlying ETFs may change at any time without prior notice. In addition, the Portfolios may reallocate their assets among the potential underlying ETFs described in this Prospectus, other ETFs, or cash and/or money market instruments. The portfolio managers may choose at their sole discretion to remove, add or substitute other ETFs in order to obtain the desired market exposure, to further diversify and/or mitigate risk for the Portfolios, or for other reasons, without prior shareholder notification.

Asset Class	Potential Underlying Funds+
Global Equity Investments (Stocks)	Exchange-Traded Funds	Ticker
U.S. Large Cap Equity	SPDR® S&P 500® ETF iShares® Core S&P 500 ETF* Vanguard S&P 500 ETF	SPY IVV VOO
U.S. Small Cap Equity	iShares® Russell 2000 ETF* iShares® Core S&P Small-Cap ETF*	IWM IJR
U.S. High Growth Equity	Invesco QQQ TrustSM, Series 1	QQQ
U.K. Equity	iShares® MSCI United Kingdom ETF* Franklin FTSE United Kingdom ETF	EWU FLGB
European Equity	SPDR® Euro Stoxx 50® ETF Vanguard FTSE Europe ETF JPMorgan BetaBuilders Europe ETF Franklin FTSE Europe ETF	FEZ VGK BBEU FLEE
Japan Equity	iShares® MSCI Japan ETF* Franklin FTSE Japan ETF JPMorgan BetaBuilders Japan ETF	EWJ FLJP BBJP
Asia Equity, ex-Japan	iShares® MSCI All Country Asia ex-Japan ETF* Franklin FTSE Asia ex Japan ETF JPMorgan BetaBuilders Asia ex-Japan ETF	AAXJ FLAX BBAX
Intermediate- and Long-Duration Fixed-Income Investments (Bonds)	iShares® Core U.S. Aggregate Bond ETF* Vanguard Total Bond Market ETF	AGG BND
Short-Duration Fixed-Income Investments	Janus Henderson Short-Duration Income ETF PIMCO Enhanced Short Maturity Active ETF Invesco Ultra Short-Duration ~~Portfolio~~ETF	VNLA MINT GSY

*	iShares® is a registered trademark of BlackRock (BlackRock, Inc. and its subsidiaries).
+	The investment advisers, sponsors and distributors of the Underlying Funds, and the Underlying Funds themselves, do not make any representations regarding the advisability of investing in any of the Underlying Funds.

Actual holdings percentages may vary due to actual asset allocations, cash flows, and changes to the underlying ETFs’ asset values. Each Portfolio can invest in any or all of the underlying ETFs and a Portfolio’s investment in certain underlying ETFs may exceed 25% of such Portfolio’s total assets. Janus Capital may change the underlying funds, an underlying fund’s asset category, or allocations among asset classes or underlying funds without prior notice to shareholders, unless Janus Capital determines it would be a material change to a Portfolio’s principal investment strategy, in which case shareholders would receive prior notice.

In the event the portfolio managers are unable to identify or invest in underlying ETFs that provide the desired exposure to an asset class, the portfolio managers may, without shareholder notice, elect to forego investment in that asset class until an appropriate underlying ETF is identified and available. The portfolio managers may also determine to remove the asset class from the Allocation Adjustment Program, in which case a Portfolio would provide notice to shareholders as soon as reasonably practical.

Information regarding a Portfolio’s actual allocations to underlying funds is available to shareholders on a periodic basis through the Portfolios’ annual reports, semiannual reports, and certain other reports filed with the Securities and Exchange Commission, as well as at https://en-us.janushenderson.com/clayton-street-trust. Please refer to “Availability of Portfolio Holdings Information” in this Prospectus to learn how to access the most recent allocation information.

Refer to Appendix A in this Prospectus for a brief description of the investment objective and strategies of each of the potential underlying ETFs in which a Portfolio, as of the date of this Prospectus, expects to invest. This Prospectus is not an offer to sell any of the underlying ETFs. Additional information is available in the underlying funds’ prospectuses and statements of additional information available on the SEC’s website at http://www.sec.gov.

Variable Short-Duration Allocation

Each Portfolio’s Variable Short -Duration ~~a~~Allocation ~~to cash, money market instruments (eligible securities as defined by Rule 2a-7 under the 1940 Act) and short-duration affiliated and unaffiliated underlying ETFs~~ may be as low as 0% or as high as 50%, 65%, or 100% of its assets for the Conservative Portfolio, Moderate Portfolio, and

Growth Portfolio, respectively, depending on prevailing market conditions and the weekly results of the Allocation Adjustment Program. Under normal circumstances, each Portfolio expects the Variable Short -Duration Allocation to be comprised of or provide exposure to securities with varying maturities and an average duration of 2 years or less. ~~Within the Variable Short Duration Allocation, p~~Permissible ~~Each Portfolio’s allocation to~~ short-duration investments ~~may~~ include cash, money market instruments (eligible securities, as defined by Rule 2a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”)) determined by Janus Capital to present minimal credit risk, affiliated or unaffiliated money market funds and/or investments in affiliated and unaffiliated underlying ETFs that invest in a portfolio of fixed-income instruments across a broad range of sectors and geographies while maintaining a short-duration portfolio. These underlying ETFs primarily invest in investment grade debt securities, including~~types of investments in which these underlying ETFs may invest include~~, among others, ~~debt securities (including high yield bonds);~~ short-term instruments, such as commercial paper and repurchase agreements,~~;~~ mortgage-backed securities,~~;~~ asset-backed securities, including collateralized debt obligations,~~;~~ and derivatives. The underlying ETFs may also invest in high yield (or “junk”) bonds. Each Portfolio’s short-duration investments may include securities of U.S. and foreign public- and private-sector issuers.

A Portfolio will increase its Variable Short-Duration Allocation when market indicators from the Allocation Adjustment Program dictate a more defensive position. As a Portfolio’s investments in short-duration investments increase, it may not participate in market advances or declines to the same extent that it would if the Portfolio remained more fully invested in underlying ETFs.

~~When a Portfolio holds a substantial portion of its assets in short-duration investments for a prolonged period, it may not achieve its investment objective.~~

Securities that a Portfolio may invest in as a means of receiving a return on the portion of the Portfolio’s assets allocated to short-duration investments include high-quality debt obligations and obligations of financial institutions. Debt obligations may include commercial paper, notes, bonds, and floating interest rate securities. Obligations of financial institutions include certificates of deposit and time deposits. A Portfolio may also invest in repurchase agreements, including those secured by U.S. Treasuries, or other instruments issued by U.S. Government agencies. Some government agencies are backed by the full faith and credit of the United States and as such are supported by the issuer’s ability to borrow from the United States Treasury, others are supported only by the credit of the issuer, and some are supported by the United States in some other way. With respect to money market instruments, a Portfolio will:

•	acquire only short-term money market instruments that present minimal credit risks, as determined by Janus Capital;

•	acquire only U.S. dollar-denominated instruments that have a remaining maturity of 397 calendar days or less (as calculated pursuant to Rule 2a-7 under the 1940 Act).

Subject to the limitations described above, money market instruments in which the Portfolio may invest and certain related risks may include, but are not limited to:

•

Commercial Paper. Each Portfolio may purchase commercial paper. Commercial paper is a debt obligation usually issued by corporations in order to finance their current operations. Commercial paper is usually repaid at maturity by the issuer from the proceeds of the issuance of new commercial paper. As a result, investments in commercial paper are subject to the risk the issuer cannot issue enough new commercial paper to satisfy its outstanding commercial paper, also known as rollover risk. In addition, under certain circumstances, commercial paper may become illiquid or may suffer from reduced liquidity.

•

Mortgage- and Asset-Backed Securities. Each Portfolio may purchase fixed or variable rate commercial or residential mortgage-backed securities issued by the Government National Mortgage Association (“Ginnie Mae”), the Federal National Mortgage Association (“Fannie Mae”), the Federal Home Loan Mortgage Corporation (“Freddie Mac”), or other governmental or government-related entities. Ginnie Mae’s guarantees are backed by the full faith and credit of the U.S. Government, which means that the U.S. Government guarantees that the interest and principal will be paid when due. Fannie Mae and Freddie Mac securities are not backed by the full faith and credit of the U.S. Government. The Portfolios may also purchase mortgage- and asset-backed securities through single- and multi-seller conduits, collateralized debt obligations, structured investment vehicles, and other similar securities. Asset-backed securities may be backed by various consumer obligations, including automobile loans, equipment leases, credit card receivables, or other collateral. In the event the underlying loans are not paid, the securities’ issuer could be forced to sell the assets and recognize losses on such assets, which could impact a Portfolio’s yield and your return.

•  Obligations of Financial Institutions. Each Portfolio may invest in obligations of financial institutions. Examples of obligations of financial institutions include: negotiable certificates of deposit, bankers’ acceptances, time deposits, and other obligations of U.S. banks (including savings and loan associations) having total assets in excess of one billion dollars and U.S. branches of foreign banks having total assets in excess of ten billion dollars); Eurodollar and Yankee bank obligations (Eurodollar bank obligations are U.S. dollar-denominated certificates of deposit or time deposits issued outside the U.S. capital markets by foreign branches of U.S. banks and by foreign banks; Yankee bank obligations are dollar-denominated obligations issued in the U.S. capital markets by foreign banks.); and other U.S. dollar-denominated obligations of foreign banks having total assets in excess of ten billion dollars that Janus Capital believes are of an investment quality comparable to obligations of U.S. banks in which a Portfolio may invest. To the extent a Portfolio focuses on these financial services sector investments, it will be at risk in the event of an economic downturn or other market event, which increases the risk of your investment.

A decline in the credit quality of an issuer, the provider of credit support, may also have a negative effect on the Portfolio. Foreign, Eurodollar, and, to a limited extent, Yankee bank obligations are subject to certain sovereign risks.

•  Repurchase Agreements. Each Portfolio may enter into repurchase agreements collateralized by cash, U.S. Treasuries, U.S. Government securities, or other securities deemed appropriate by Janus Capital. Repurchase agreements are transactions in which a Portfolio purchases securities and simultaneously commits to resell those securities to the seller at an agreed-upon price on an agreed-upon future date. The repurchase price reflects a market rate of interest. Repurchase agreements involve the risk that the seller will fail to repurchase the security, as agreed. In that case, the Portfolio will bear the risk of market value fluctuations until the security can be sold, and may encounter delays and incur costs in liquidating the security.

•  U.S. Government Securities. Each Portfolio may invest in U.S. Government securities. U.S. Government securities include those issued directly by the U.S. Treasury and those issued or guaranteed by various U.S. Government agencies and instrumentalities. Some government securities are backed by the full faith and credit of the United States. Other government securities are backed only by the rights of the issuer to borrow from the U.S. Treasury. Others are supported by the discretionary authority of the U.S. Government to purchase the obligations. Certain other government securities are supported only by the credit of the issuer. For securities not backed by the full faith and credit of the United States, a Portfolio must look principally to the agency or instrumentality issuing or guaranteeing the securities for repayment and may not be able to assert a claim against the United States if the agency or instrumentality does not meet its commitment. Such securities may involve increased risk of loss of principal and interest compared to government debt securities that are backed by the full faith and credit of the United States. Because of the rising U.S. Government debt burden, it is possible that the U.S. Government may not be able to meet its financial obligations or that securities issued or backed by the U.S. Government may experience credit downgrades. Such a credit event may adversely affect the financial markets.

~~A Portfolio may also invest in affiliated or unaffiliated money market funds that invest in the instruments described above.~~

A Portfolio may also invest its cash in a cash sweep program, an arrangement in which the Portfolio’s uninvested cash balance is used to purchase shares of affiliated or non-affiliated money market funds or cash management pooled investment vehicles at the end of each day. To the extent a Portfolio invests through a sweep program, it is subject to the risks of the account or fund into which it is investing, including liquidity issues that may delay the Portfolio from accessing its cash. The Portfolios and certain underlying ETFs may purchase unlimited shares of affiliated or non-affiliated money market funds or cash management pooled investment vehicles.

The Portfolio Managers’ selection of investments for the Variable Short-Duration Allocation among short-duration affiliated ETFs, short-duration unaffiliated ETFs, money market instruments and cash may be based on a variety of factors, including prevailing market conditions, to seek to enhance total return and managing risk.

When market indicators from the Allocation Adjustment Program dictate a more defensive position, the resulting allocations may result in the Portfolio holding a substantial portion of its assets in short-duration investments for a prolonged period. When a Portfolio holds a substantial portion of its assets in short-duration investments for a prolonged period, it may not achieve the income and/or growth portions of its investment objective, as applicable.

Due to the nature of the Allocation Adjustment Program, the Portfolio may have higher portfolio turnover compared to other funds of funds. Increased portfolio turnover may result in higher costs for brokerage commissions, dealer mark-ups, and other transaction costs. Higher costs associated with increased portfolio turnover also may have a negative effect on the Portfolio’s performance.